Exhibit 99.4


                            Elan Capital Corp., Ltd.

                   6.5% Guaranteed Convertible Notes due 2008

                     Fully and Unconditionally Guaranteed by

                              Elan Corporation, plc

                             SUBSCRIPTION AGREEMENT



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                                                                October 30, 2003

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

Dear Sirs and Mesdames:

     Elan Capital Corp., Ltd., a Bermuda exempted company limited by shares (the "Company"), proposes to issue and sell to you (the "Manager") $400 million principal amount (the "Firm Securities") of its 6.5% Guaranteed Convertible Notes due 2008 (the "Notes"). The Company also proposes to issue and sell to the Manager not more than an additional $60 million principal amount the Notes (the "Additional Securities") if and to the extent that the Manager shall have determined to exercise the right to purchase such Additional Securities granted to the Manager in Section 2 hereof. The Firm Securities and the Additional Securities are hereinafter collectively referred to as the "Securities". The Notes will be unconditionally guaranteed (the "Guarantee") on an unsecured basis as to all of the obligations of the Company, including, but not limited to, payment of the principal amount at maturity and interest, if any, in respect of the foregoing, by Elan Corporation, plc, a public limited company incorporated under the laws of Ireland, which owns, indirectly, all of the issued and outstanding shares in the Company (the "Guarantor" or "Elan"). At the option of the holders thereof, the Securities will be convertible into American Depositary Shares representing ordinary shares of the Guarantor or ordinary shares of the Guarantor with a par value, as of the date hereof, of 5 Euro cents each (the "Underlying Securities"). The Securities will be issued pursuant to the provisions of an Indenture to be dated as of the Closing Date (the "Indenture") among the Company, the Guarantor and The Bank of New York, as Trustee (the "Trustee").

     The Securities and the Underlying Securities will be offered without being registered under the Securities Act of 1933, as amended (the "Securities Act"), to buyers in offshore transactions in reliance on Regulation S under the Securities Act ("Regulation S").

     In connection with the sale of the Securities, the Company will prepare an offering circular (the "Memorandum") including or incorporating by reference a description of the terms of the Securities and the Underlying Securities, the terms of the offering and a description of the Company and the Guarantor. As used herein, the term "Memorandum" shall include in each case the documents

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incorporated by reference therein. The terms "supplement", "amendment" and
"amend" as used herein with respect to the Memorandum shall include all documents expressly incorporated by reference in the Memorandum.

1. Representations and Warranties. As a condition to the obligation of the Manager to subscribe and pay for the Securities, the Company and Guarantor, jointly and severally, represent and warrant to, and agree with, you that:

     (a) The Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, when taken together as a whole with all subsequent public filings, other publicly available reports and any other public disclosure (x) filed with or submitted or furnished to the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended,
(y) made through a Regulatory Information Service (as such term is defined in the listing rules of the U.K. Listing Authority) or (z) otherwise filed with or submitted or furnished to the Irish Stock Exchange as of the date hereof does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

     (b) The Memorandum as of its date will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and the statements of intention, opinion, belief or expectation contained in the Memorandum as of its date are reasonably made or held and made in good faith. The representations and warranties set forth in this paragraph do not apply to statements or omissions in the Memorandum based upon information relating to the Manager furnished to the Company and the Guarantor in writing by the Manager expressly for use therein.

     (c) The Memorandum will contain all information required by section 80 of the Financial Services and Markets Act 2000 (the "FSMA") and will otherwise comprise listing particulars in compliance with the Listing Rules made under section 74 of the FSMA by the U.K. Listing Authority and the listing rules of the Irish Stock Exchange made under the European Communities (Stock Exchange) Regulations 1984 (together, the "Listing Rules"). The Memorandum will be approved by the UK Listing Authority and the Irish Stock Exchange (together, the "Listing Authorities") as listing particulars.

     (d) The Company has been duly organized, is validly existing under the laws of Bermuda, has the corporate power and authority to own its property and to conduct its business as described in the Memorandum and to enter into and perform its obligations under this Agreement and the Indenture, and is duly qualified to transact business in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except

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to the extent that the failure to be so qualified would not have a material adverse effect on the Company and its subsidiaries, taken as a whole.

     (e) The Guarantor has been duly organized and is validly existing as a public limited company under the laws of Ireland, has the corporate power and authority to own its property and to conduct its business as described in the Memorandum and to enter into and perform its obligations under this Agreement and the Indenture and is duly qualified to transact business in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified would not have a material adverse effect on the Guarantor and its subsidiaries, taken as a whole.

     (f) Each subsidiary of the Guarantor has been duly organized, is validly existing under the laws of the jurisdiction of its organization, has the corporate or other power and authority to own its property and to conduct its business as described in the Memorandum and is duly qualified to transact business in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so organized, validly existing or qualified or to have such power, as applicable, would not have a material adverse effect on the Guarantor and its subsidiaries, taken as a whole; all of the capital stock of each "material subsidiary" of the Guarantor has been duly and validly authorized and issued, is fully paid and non-assessable and, except for directors qualifying shares, are owned directly or indirectly by the Guarantor, free and clear of all liens, encumbrances, equities or claims. For the purposes of this Agreement, "material subsidiary" means any subsidiary of which (i) the Guarantor's share (together with all its subsidiaries) of the total assets of such subsidiary (after intercompany eliminations) exceeds five (5%) percent of the consolidated total assets of the Guarantor and all its subsidiaries as at the end of the most recently completed fiscal year; or (ii) the Guarantor's (together with all its subsidiaries) equity in the income from continuing operations of the subsidiary (before income taxes, extraordinary items and cumulative effect of any changes in accounting principles) exceeds five (5%) percent of the consolidated total of income of the Guarantor and all its subsidiaries as at the end of the most recently completed fiscal year.

     (g) This Agreement has been duly authorized, executed and delivered by each of the Company and the Guarantor and constitutes valid and legally binding obligations of each of the Company and the Guarantor, except as enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally and by equitable principles of general applicability regardless of whether such enforceability is considered in a proceeding at equity or at law.


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     (h) The Indenture and the Securities when executed, authenticated (where appropriate) and delivered as contemplated therein and herein will constitute valid and legally binding obligations of each of the Company and the Guarantor, except as enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally and by equitable principles of general applicability regardless of whether such enforceability is considered in a proceeding at equity or at law.

     (i) The Guarantee has been duly authorized by the Guarantor and, when executed and endorsed upon the Securities and delivered in accordance with the terms of the Indenture, will constitute a valid and legally binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, except as enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting the enforcement of creditors' rights generally and by equitable principles of general applicability regardless of whether such enforceability is considered in a proceeding at equity or at law.

     (j) The Guarantor has available for issue and the directors of the Guarantor have (without the need for approval by the Guarantor's Shareholders) the authority to allot sufficient authorized but unissued ordinary shares to enable conversion rights under the Securities and all other rights of subscription, including conversion into the Underlying Securities to be satisfied in full at the current conversion ratio; the Underlying Securities issuable upon conversion of the Securities have been duly authorized and, when issued upon conversion of the Securities in accordance with the terms of the Securities, will be validly issued, fully paid and not subject to further calls, and will not be subject to or issued in violation of the pre-emptive rights of any holders of ordinary shares of the Guarantor; and the issuance of the Underlying Securities will not be subject to any liens, charges, encumbrances, pre-emptive rights or other third party rights.

     (k) Upon issue:

          (i) the Securities will constitute direct, unsecured and unsubordinated obligations of the Company and will rank pari passu without any preference among themselves with all other present and future unsecured and unsubordinated obligations of the Company;

          (ii) the Guarantee will constitute a direct, unsecured and, to the extent described in the Memorandum, unsubordinated obligation of the Guarantor and, except as set forth in the Memorandum, will rank pari passu with all other present and

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     future unsecured and unsubordinated obligations of the Guarantor; and

          (iii) the Underlying Securities will rank pari passu without any preference among themselves with the ordinary shares of the Guarantor outstanding prior to the issuance of the Securities.

     (l) The ordinary shares of the Guarantor outstanding prior to the issuance of the Securities (i) have been duly authorized and are validly issued, fully paid and not subject to further calls, (ii) conform in all material respects as to legal matters to the description thereof contained in the Memorandum and
(iii) are admitted (a) to the Official List of the U.K. Listing Authority and to trading on the London Stock Exchange's market for listed securities and (b) to the Official List of the Irish Stock Exchange and to trading on the Irish Stock Exchange ("Admission" and "Admit" and "Admitted" shall be construed accordingly) (the Irish Stock Exchange and the London Stock Exchange together, the "Exchanges").

     (m) None of the Company, the Guarantor or any of the Guarantor's other subsidiaries is in violation of its charter, memorandum and articles of organization or other organizational documents or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it may be bound or to which any of its properties may be subject (collectively, "Agreement and Instruments"), except for such defaults (or, in the case of subsidiaries of the Guarantor (other than the Company), violations) that would not result in a material adverse effect on the Guarantor and its subsidiaries taken as a whole; the execution and delivery by the Company and the Guarantor of, and the performance by the Company and the Guarantor of their obligations under, this Agreement and the Indenture and the issue, execution, authentication, offer and delivery of the Securities, the Guarantees and the Underlying Securities will not contravene (x) the memorandum of association and bye-laws of the Company or the memorandum and articles of association of the Guarantor or (y) except as would not have a material adverse effect on the Guarantor and its subsidiaries, taken as a whole, any provision of applicable law, the Listing Rules, the rules of the New York Stock Exchange, or any agreement or other instrument binding upon the Company or the Guarantor or any of its subsidiaries or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company, the Guarantor or any subsidiary; and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Company or the Guarantor of its obligations under this Agreement and the Indenture or the issue, execution, authentication, offer and delivery of the Securities or the Underlying Securities

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except (i) as has been obtained, remains valid at the date hereof and will remain valid at the Closing Date or (ii) where failure to obtain such consent, approval, authorization or order of, or qualification with, would not have a material adverse effect on the Guarantor and its subsidiaries taken as a whole.

     (n) Except as disclosed in the Memorandum, there has not occurred, since the date of the most recent audited balance sheet included in the Memorandum, any change or any development or event reasonably likely to involve a change in the condition, financial or otherwise, or in the earnings, business or operations of the Guarantor and its subsidiaries, taken as a whole.

     (o) Except as disclosed in the Memorandum, all amounts payable by the Company or the Guarantor under the terms of the Securities, the Indenture, the Guarantee and this Agreement may, as of the date hereof and on the Closing Date, be made free and clear of and without withholding or deduction for or on account of any taxes, duties, levies, fees, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any Relevant Taxing Jurisdiction (as defined in the Memorandum) or any political sub-division thereof or authority or agency therein or thereof having power to tax ("Taxes").

     (p) No event has occurred or circumstances arisen which, had the Securities been issued on the date hereof or the Closing Date, would or would have reasonably been expected to (whether or not with the passage of time and/or the giving of notice and/or the fulfillment of any other requirement) constitute and event of default under the terms and conditions of the Securities.

     (q) The audited consolidated financial statements together with the related schedules and notes of the Guarantor as of December 31 2001 and 2002 and for the three years ended 31 December 2002 included in the Memorandum (i) present a true and fair view of the state of affairs of the Guarantor and its consolidated subsidiaries as of their respective dates and the profit and loss of the Guarantor for the periods to which they relate, (ii) have been prepared in accordance with the relevant laws of Ireland and generally accepted accounting principles in Ireland applied on a consistent basis throughout the periods involved (unless and to the extent stated therein), (iii) have been reconciled to generally accepted accounting principles in the United States in accordance with the requirements of Item 18 of Form 20-F promulgated by the United States Securities and Exchange Commission and (iv) have been reported on by auditors who are appropriately qualified in Ireland and independent of the Guarantor; the unaudited consolidated interim financial statements as of and for the six-month periods ended June 30 2002 and 2003 together with the related schedules and notes of the Guarantor included in the Memorandum (i) present a true and fair view of the state of affairs of the Guarantor and its consolidated subsidiaries as of their respective dates and the profit and loss of the Guarantor for the periods to which they relate, (ii) have been prepared in accordance with the


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relevant laws of Ireland and generally accepted accounting principles in Ireland applied on a consistent basis throughout the periods involved (unless and to the extent stated therein), and (iii) have been reviewed by auditors who are appropriately qualified in Ireland and independent of the Guarantor; and the capitalization table and other financial information and statistical data relating to the Guarantor in the Memorandum present fairly the information shown therein, and such other financial information has been compiled on a basis consistent with that of the financial statements.

     (r) There are no legal, regulatory or governmental proceedings pending or, to the knowledge of the Guarantor, threatened to which the Guarantor or any of its subsidiaries is a party or to which any of the properties of the Guarantor or any of its subsidiaries is subject other than proceedings accurately described in all material respects in the Memorandum and proceedings that would not, individually or in the aggregate, have a material adverse effect on the Guarantor and its subsidiaries, taken as a whole, or on the power or ability of the Guarantor or the Company to perform its obligations under this Agreement and the Indenture, the Guarantee or the Securities or to consummate the transactions contemplated by the Memorandum.

     (s) Subsequent to the respective dates as of which information is given in the Memorandum, (i) the Guarantor and its subsidiaries have not incurred any material liability or obligation, direct or, to the knowledge of the Guarantor, contingent, nor entered into any material transaction not in the ordinary course of business; (ii) the Guarantor has not purchased any of its outstanding capital stock, nor declared, paid or otherwise made any dividend or distribution of any kind on its capital stock other than ordinary and customary dividends; and (iii) there has not been any material change in the capital stock, short-term debt or long-term debt of the Guarantor and its subsidiaries, except in each case as described in the Memorandum; except as disclosed in the Memorandum there are no arrangements which (contingently or otherwise) may give rise to an obligation on the Guarantor or any of its subsidiaries to issue or allot any securities of the Guarantor other than under employee, director or consultant stock options disclosed in the Memorandum or issued in the ordinary course of business.

     (t) The Guarantor and its subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them which is material to the business of the Guarantor and its subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as are described in the Memorandum or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Guarantor and its subsidiaries; and any real property and buildings held under lease by the Guarantor or any of its


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subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Guarantor and its subsidiaries, in each case except as described in the Memorandum.

     (u) The Guarantor and its subsidiaries own or possess, or can acquire on reasonable terms, all patents, patent rights, licences, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names currently employed by them in connection with the business now operated by them, except where the failure to so own, posses or acquire would not have a material adverse effect on the Guarantor and its subsidiaries, taken as a whole and, except as accurately described in all material respects in the Memorandum, neither the Guarantor nor any of its subsidiaries has received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse affect on the Guarantor and its subsidiaries, taken as a whole.

     (v) No material labour dispute with the employees of the Guarantor or any of its subsidiaries exists, except as described in the Memorandum, or, to the knowledge of the Guarantor, is imminent; and the Guarantor is not aware of any existing, threatened or imminent labor disturbance by the employees of any of its principal suppliers, manufacturers or contractors that could have a material adverse effect on the Guarantor and its subsidiaries, taken as a whole.

     (w) The Guarantor and its subsidiaries are insured by the insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; and neither the Guarantor nor any of its subsidiaries has been advised by the provider of such insurance that it will not be able to renew its existing insurance coverage as and when such coverage expires or has reason to believe that it will be unable to so renew such coverage or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a material adverse effect on the Guarantor and its subsidiaries, taken as a whole, except as described in the Memorandum.

     (x) The Guarantor and its subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities material to the conduct of their respective businesses, and neither the Guarantor nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a material adverse effect on

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the Guarantor and its subsidiaries, taken as a whole, except as described the
Memorandum.

     (y) The Guarantor and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (1) transactions are executed in accordance with management's general or specific authorizations; (2) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (3) access to assets is permitted only in accordance with management's general or specific authorization; and (4) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

     (z) The Guarantor and its subsidiaries (i) are in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or the release of or exposure to hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, singly or in the aggregate, have a material adverse effect on the Guarantor and its subsidiaries, taken as a whole.

     (aa) Except as disclosed in the Memorandum, there are no costs or liabilities associated with under Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, singly or in the aggregate, have a material adverse effect on the Guarantor and its subsidiaries, taken as a whole.

     (bb) Neither the Company nor the Guarantor is, and after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in the Memorandum neither will be, an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

     (cc) Neither the Guarantor nor any subsidiary of the Guarantor, nor, to the knowledge of the Guarantor, any other affiliate (as defined in Rule 501(b) of Regulation D under the Securities Act, an "Affiliate") of the Guarantor has directly, or through any agent, sold, offered for sale, solicited offers to buy or

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otherwise negotiated in respect of, any security (as defined in the Securities
Act) which is or will be integrated with the sale of the Securities in a manner that would require the registration under the Securities Act of the Securities.

     (dd) Neither the Guarantor nor any of its subsidiaries nor, to the knowledge of the Guarantor, any of its Affiliates, nor any person acting on behalf of the Guarantor or any of its subsidiaries nor, to the knowledge of the Guarantor, any person acting on behalf of its Affiliates, has engaged or will engage in any directed selling efforts (within the meaning of Regulation S) with respect to the Securities, the Guarantees or the Underlying Securities, and the Guarantor, its subsidiaries and, to the knowledge of the Guarantor, its Affiliates and each person acting on its or their behalf have complied and will comply with the offering restrictions requirement of Regulation S, except no representation, warranty or agreement is made by the Guarantor in this paragraph with respect to the Manager.

     (ee) It is not necessary in connection with the offer, sale and delivery of the Securities to the Manager in the manner contemplated by this Agreement to register the Securities under the Securities Act or to qualify the Indenture under the Trust Indenture Act of 1939, as amended.

     (ff) The Securities, the Underlying Securities, the Guarantee and the Indenture will conform in all material respects to the respective statements relating thereto contained in the Memorandum.

     (gg) Neither the Guarantor nor any of its subsidiaries nor, to the knowledge of the Guarantor, any of its other Affiliates has taken or will take, directly or indirectly, any action designed to, or that might be reasonably expected to, cause or result in stabilization or manipulation of the price of the Securities or the Underlying Securities.

     (hh) Except as described in the Memorandum, or as has already been paid or authorized for payment, no stamp duty or similar tax or duty is payable under applicable laws or regulations in the United Kingdom, Ireland or Bermuda in connection with the creation, issuance, delivery or transfer of any of the Securities to the Manager or to its order pursuant to the terms of this agreement or the Underlying Securities or with respect to the execution and delivery of and performance by the respective parties under this Agreement or the Indenture.

     (ii) The Guarantor is a "reporting foreign issuer" within the meaning of Rule 903(b)(2) under the Securities Act.

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     (jj) As of the date of this Agreement, the Company has no material assets and no liabilities, contingent or otherwise, and has not traded or carried on any business whatsoever, whether for its own account or otherwise.

     (kk) On and immediately after the Closing Date, the Guarantor, on an individual basis and on a consolidated basis (after giving effect to the issuance of the Guarantees) will be solvent. "Solvent" means, with respect to a particular date, that on such date, such person is able to realize upon its assets and pay its debts and other liabilities, contingent obligations and commitments as they mature and become due in the normal course of business and within the meaning of section 214(c) of the Companies Act 1963 of Ireland.

     (ll) No proceedings have been commenced for the purposes of, and no judgment has been rendered for, the administration, examinership, liquidation, bankruptcy or winding-up of the Company or the Guarantor.

     (mm) All statements of fact contained in the Company's and Guarantor's press releases announcing the sale, terms and price of the Securities (the "Press Announcements") are true and accurate in all material respects; and all expressions of opinion or intention or expectation contained in the Press Announcements are made on reasonable grounds and honestly held and fairly based.

     (nn) Each of the representations and warranties in this Section 1 is made on the date of this Agreement and is deemed to be repeated as of the Closing Date (as defined in Section 4), except that the representation in Section 1(b) is also repeated as of the date of publication of such Memorandum.

2. Agreements to Sell and Purchase. The Company hereby agrees to sell to the Manager and, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, the Manager agrees to subscribe or procure subscribers for the Company for $400 million aggregate principal amount of Firm Securities at the issue price of 100% of the principal amount thereof (the "Issue Price").

     In consideration of the agreement by the Manager to act as Manager in relation to the issue of the Securities and to subscribe and pay or procure subscriptions and payment for the Securities as provided above, the Company shall pay to the Manager a combined management, underwriting and selling commission of 3.0% of the principal amount of the Securities, plus, at the discretion of the Company, an additional commission of 0.25% of such principal amounts. The Manager shall be entitled to deduct such commission from the Issue Price to be paid to the Company pursuant to this Agreement.


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

     On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company agrees to sell to the Manager the Additional Securities, and the Manager shall have the right to purchase up to $60 million principal amount of Additional Securities at the Issue Price. You may exercise this right, unless otherwise agreed, up to three times, in whole or in part, by giving written notice (an "Exercise Notice") of each election to exercise this option not later than 30 days after the date of this Agreement. Any Exercise Notice shall specify the principal amount of Additional Securities to be purchased by the Manager and the date on which such Additional Securities are to be purchased (an "Option Closing Date"). Each Option Closing Date must be at least one business day after the Exercise Notice is given and may not be earlier than the closing date for the Firm Securities nor later than ten business days after the date of such notice. Additional Securities may be purchased as provided in Section 4 solely for the purpose of covering overallotments made in connection with the offering of the Firm Securities. On the Option Closing Date, if any, the Manager agrees to purchase the principal amount of Additional Securities set forth in the Exercise Notice.

     The Guarantor hereby agrees that, without the prior written consent of the Manager, it will not, and will not permit any of its subsidiaries to, during the period ending 90 days after the date of the Memorandum, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares of the Guarantor or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such ordinary shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (A) the sale of the Securities under this Agreement or (B) the issuance by the Guarantor of any capital stock (i) upon the exercise of an option or warrant or the conversion of the Securities, exchange or purchase of the Liquid Yield Option(TM) Notes due 2018 of Elan Finance Corporation, Ltd or conversion or exchange of a security outstanding on the date hereof or (ii) the grant by the Guarantor of employee, director or consultant stock options in the ordinary course of business and the issuance of capital stock upon the exercise, conversion or exchange thereof.

3. Payment and Delivery. The Company shall issue the global securities representing the Firm Securities and Additional Securities and shall deliver the same on the Closing Date or the applicable Option Closing Date, as the case may be to a common depositary for Euroclear S.A./N.V., as operator of the Euroclear System, and for Clearstream Banking, societe anonyme, to be held on terms agreed between the Manager, the Company and the common depositary.

     Against delivery of the global securities representing the Firm Securities, payment for the Firm Securities shall be made to the Company in immediately available funds at 10:00 a.m., London time, on 11 November, 2003, or at such other time on the same or such other date, not later than 18 November, 2003, as shall be designated in writing by you. The time and date of such payment are hereinafter referred to as the "Closing Date."

     Against delivery of the global securities representing the Additional Securities, payment for any Additional Securities shall be made to the Company in immediately available funds at 10:00 a.m., London time, on the date specified in the corresponding notice described in Section 2 or at such other time on the same or on such other date, in any event not later than 18 November, 2003, as shall be designated in writing by you.

4. Conditions to the Manager's Obligations. The obligations of the Manager to purchase and pay for the Firm Securities on the Closing Date are subject to the following conditions:

     (a) Subsequent to the execution and delivery of this Agreement and prior to the Closing Date:

               (i) there shall not have occurred any downgrading, nor shall any notice have been given of any intended or potential downgrading or of any review for a possible change that does not indicate the direction of the possible change, in the rating accorded the Guarantor or any of the Guarantor's securities or in the rating outlook for the Guarantor by any internationally recognized statistical rating organization;

               (ii) there shall not have occurred any change or any development or event reasonably likely to involve a change in the condition, financial or otherwise, or in the earnings, business or operations of the Guarantor and its subsidiaries, taken as a whole that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Securities on the terms and in the manner contemplated; and

               (iii) there shall not have occurred any event making the representations and warranties of the Company and the Guarantor in this Agreement in the judgment of the Manager materially untrue or incorrect as though given and made on the Closing Date and the Company or the Guarantor, as applicable shall each have performed all the obligations to be performed by it under this Agreement.

     (b) The Manager shall have received on the Closing Date (i) a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the covenants and agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date; and (ii) a certificate, dated the Closing Date and signed by an executive officer of the Guarantor, to the effect that the representations and warranties of the Guarantor contained in this Agreement are true and correct as of the Closing Date and that the Guarantor has complied with all of the covenants and agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.

     The officer signing and delivering such certificate may rely upon the best of his or her knowledge as to proceedings threatened.

     (c) The Manager shall have received on the Closing Date (i) the letter and opinion of Cahill Gordon & Reindel, LLP, outside U.S. counsel for the Company and Guarantor, and (ii) the opinions of (A) Jean Duval, General Counsel for the Guarantor, (B) Clifford Chance, outside U.K. counsel for the Guarantor and Company, (C) A&L Goodbody Solicitors, outside Irish counsel for the Guarantor, and (D) Conyers Dill & Pearman, outside special Bermuda counsel for the Company, in each case dated the Closing Date and in form and substance satisfactory to the Manager.

     (d) The Manager shall have received on the Closing Date the opinion of Cleary, Gottlieb, Steen & Hamilton, outside U.S. and U.K. counsel for the Manager, dated the Closing Date and in form and substance satisfactory to the Manager.

     (e) The Manager shall have received on each of the date hereof and the Closing Date a letter, dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Manager, from KPMG, independent accountants, containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial information contained in or incorporated by reference into the Memorandum; provided that the letter delivered on the Closing Date shall use a "cut-off date" not earlier than the date hereof.

     (f) The Indenture shall have been executed and delivered on or before the Closing Date by or on behalf of all the parties thereto.

     (g) Admission of the Securities on or before the Closing Date subject only to their issue and the receipt of formal approval of the Memorandum by the Listing Authorities.

     (h) The Guarantor shall have consummated the offering and sale (the "Share Offering") of at least 30,000,000 Ordinary Shares, par value 5 Euro cents per share (the "Ordinary Shares"), pursuant to a subscription agreement dated as of the date hereof between the Manager and the Guarantor (the "Shares Subscription Agreement").

     (i) The Manager shall have received copies of consents of the holders of a majority in aggregate principal amount of each of (i) the 9.56% Guaranteed Notes due 28 June 2004 issued by the Guarantor's indirect subsidiary, Elan Pharmaceutical Investments II, Ltd. and guaranteed by the Guarantor and (ii) the Series B and Series C Guaranteed Notes due 15 March 2005 issued by the Guarantor's indirect subsidiary, Elan Pharmaceutical Investments III, Ltd. and guaranteed by the Guarantor to the issuance of the Securities.

     The obligation of the Manager to purchase Additional Securities hereunder is subject to the delivery to you on the applicable Option Closing Date of such documents as you may reasonably request with respect to the good standing of the Company and the Guarantor, the due authorization, execution and authentication and issuance of the Additional Securities to be sold on such Option Closing Date (including the related Guarantees) and other matters related to the execution, authentication and issuance of such Additional Securities.

     In the event that any of the foregoing conditions is not satisfied on or before the Closing Date, this Agreement shall (subject as mentioned below) terminate and the parties to this Agreement shall be under no further liability or obligation arising out of this Agreement save that the provisions of Sections 7, 12 and 13 shall survive termination. You may at your discretion and by notice to the Company and the Guarantor waive compliance with any of the foregoing conditions or part of them.

5. Covenants of the Company and Guarantor. In further consideration of the agreements of the Manager contained in this Agreement, each of the Company and the Guarantor covenants with the Manager as follows:

     (a) The Company and the Guarantor shall use its best efforts to obtain the formal approval of the Memorandum by the Listing Authorities and in this regard shall furnish to the Listing Authorities the Memorandum and any other documents required by the Listing Rules or the Listing Authorities in order that such formal approval is obtained on 6 November 2003, or, if later, the business day succeeding the Option Closing Date. The Company and the Guarantor will furnish the Memorandum (i) in accordance with all applicable laws, regulations and the Listing Rules to the Registrar of Companies in England and Wales, the Registrar of Companies in Ireland and the Listing Authorities, and (ii) to you, without charge, no later than 10:00 a.m. London time on the business day next succeeding the date of formal approval of the Memorandum by the Listing

Authorities. The Company and Guarantor will furnish as many copies of such documents as you may reasonably request.

     (b) Before amending or supplementing the Memorandum, the Company and the Guarantor will furnish to you a copy of each such proposed amendment or supplement, and neither will use any such proposed amendment or supplement to which you reasonably object.

     (c) If, during such period after the date hereof and prior to the date on which all of the Securities shall have been sold by the Manager (or, if later, the date on which dealings in the securities commence on either of the Exchanges), any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Memorandum in order to make the statements therein, in the light of the circumstances when the Memorandum is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Manager, it is necessary to amend or supplement the Memorandum to comply with applicable laws, regulations and the Listing Rules, the Company and the Guarantor will forthwith prepare and furnish, at their own expense, to the Manager, either amendments or supplements to the Memorandum so that the statements in the Memorandum as so amended or supplemented will not, in the light of the circumstances when the Memorandum is delivered to a purchaser, be misleading or so that the Memorandum, as amended or supplemented, will comply with applicable laws, regulations and the Listing Rules and, if required, to furnish such to the Listing Authorities for formal approval.

     (d) The Company and the Guarantor will assist you to the extent reasonably practicable to qualify the Securities for offer and sale under the securities laws of such jurisdictions as you shall reasonably request, provided, that, in connection therewith, neither the Company nor the Guarantor will be required to qualify as a foreign corporation, to file a general consent to service of process in any jurisdiction or do any other act that would cause either of the Company or the Guarantor to become liable in any jurisdiction for any Taxes for which it is not currently liable.

     (e) Whether or not the transactions contemplated in this Agreement or the Shares Subscription Agreement are consummated or this Agreement or the Shares Subscription Agreement is terminated, the Company and the Guarantor will pay or cause to be paid or reimburse the payment of all expenses incident to the performance of its obligations under this Agreement and the Shares Subscription Agreement, including: (i) the fees, disbursements and expenses of the Company's and Guarantor's counsel and the Company's and Guarantor's accountants in connection with the issuance and sale of the Securities and the Ordinary Shares and all other fees or expenses in connection with the preparation of the Memorandum and all amendments and supplements thereto, including all printing costs associated therewith, and the delivering of copies thereof to the Manager, in the quantities herein above specified, (ii) all costs and expenses related to the issuance, transfer and delivery of the Securities and the Ordinary Shares, including any transfer or other taxes payable thereon,
(iii) all expenses in connection with the qualification of the Securities and the Ordinary Shares for offer and sale under such securities laws as are described in Section 5(a) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Manager in connection with such qualification, (iv) any fees charged by rating agencies for the rating of the Securities, (v) the fees and expenses, if any, incurred in connection with the Admission of the Securities and the Ordinary Shares, (vi) the costs and charges of the Trustee and any listing agent, paying agent, transfer agent, registrar or depositary, (vii) the costs and expenses of the Company relating to investor presentations on any "road show" undertaken in connection with the marketing of the offering of the Securities, including, without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of any aircraft chartered in connection with the road show, (viii) and all other cost and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section. All costs and expenses to be paid or reimbursed by the Company under this Section shall be paid or reimbursed together with any amounts of irrecoverable VAT chargeable in respect of the supply or supplies giving rise to such costs and expenses. It is understood, however, that except as provided in this Section 5, Section 7 and
Section 10, the Manager will pay any advertising expenses connected with any offers they may make. For the avoidance of doubt, the Company shall not be responsible for payment of counsel's fees and expenses incurred by the Manager.

     (f) Neither the Guarantor nor any of its Affiliates will sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the Securities Act) which could be integrated with the sale of the Securities in a manner which would require the registration under the Securities Act of the Securities.

     (g) Neither the Company nor the Guarantor will take or permit any person acting on their behalf to take any action that would cause the conversion of Securities into the Underlying Securities to fail to qualify for the exemption from the registration provisions of the Securities Act afforded by Section 3(a)(9) thereof.

     (h) None of the Guarantor, its Affiliates or any person acting on its or their behalf (other than the Manager) will engage in any directed selling efforts (as that term is defined in Regulation S) with respect to the Securities, the Guarantees or the Underlying Securities and the Guarantor, its Affiliates and each person acting on its or their behalf (other than the Manager) will comply with the offering restrictions requirement of Regulation S.

     (i) During the period of two years after the Closing Date, the Company and the Guarantor will not, and will not permit any of their affiliates (as defined in Rule 144 under the Securities Act) to, resell any of the Securities or the Underlying Securities which constitute "restricted securities" under Rule 144 that have been reacquired by any of them.

     (j) All payments by the Company or the Guarantor under this Agreement shall be paid without set-off or counterclaim, and free and clear of and without deduction or withholding at source for or on account of, any present or future Taxes. If any Taxes are required by law to be deducted or withheld in connection with any such payment, the Company or the Guarantor will increase the amount paid so that the full amount of such payment is received by the payee as if no such deduction or withholding had been made. The provisions of this paragraph
(j) shall not apply to any Taxes that would not have been imposed but for the fact that the Manager was resident, engaged in business or maintained any permanent establishment or office in Ireland or Bermuda or any political subdivision therein.

     (k) The Company and the Guarantor will bear and pay (i) any stamp, transfer, or other duties or taxes related to the (x) issue, delivery and transfer of the Securities to the Manager or to its order pursuant to the terms of this Agreement, (y) issue, delivery and transfer of the Underlying Securities related to (A) any exercise of conversion rights by any Holder (including any stamp, transfer or other duties or taxes payable in respect of the execution or delivery of documents required to effect the transfer of the Underlying Securities upon such conversion) or (B) any stabilization transactions undertaken in connection with the Offering and (z) execution and delivery of any other agreements directly relating to the issue of the Securities which attract any stamp transfer or other duties or taxes and (ii) any value added tax chargeable in respect of the commissions or other amounts payable or allowed under this Agreement and otherwise in connection with the transactions envisaged by this Agreement.

     (l) The Company and the Guarantor will deliver and furnish, or cause to be delivered and furnished, from time-to-time, such further documents, information and undertakings and publish all advertisements or other material as may be required by the Listing Authorities or the Exchanges or are otherwise necessary or advisable in order to maintain and effect such Admission of the Securities (subject to Section 5(o)).

     (m) Between the date of this Agreement and the date 90 days following the Closing Date, (i) neither the Guarantor nor any of its subsidiaries will, without the prior consent of the Manager (not to be unreasonably withheld or delayed), issue any material public announcement expressly referring to the Offering and (ii) except to the extent expressly provided otherwise in the foregoing clause (i), each of the Company and the Guarantor will use its reasonable best efforts to provide you with reasonable prior notice of any public announcement material to the Company (including any announcement either the Company or the Guarantor becomes aware that it is required to make by the Listing Rules or the Exchanges).

     (n) The Guarantor covenants that it shall (i) ensure the Underlying Shares issued upon conversion are Admitted or as the case may require (ii) use its best efforts to provide for the admission of the ADSs issued upon conversion to trading on the New York Stock Exchange.

     (o) If at any time the Company or the Guarantor shall determine that it can no longer reasonably comply with the requirements for maintaining the Admission of the Securities or the Underlying Securities, as applicable, the Company or the Guarantor may cease such Admission provided that it will use its best endeavours to obtain a listing of the Securities or the Underlying Securities, as applicable, on such other stock exchange in a Member State of the European Union as may be agreed between the Company or the Guarantor and you or, failing such agreement, as you may reasonably decide.

     (p) The Company and the Guarantor shall provide all information and assistance that the Manager may reasonably require for the purposes of this Agreement and execute each document, and do each act and thing that the Managers may reasonably require to give effect to this Agreement or as may be required to comply with the requirements of the UK Listing Authority or the Exchanges.

     (q) The Guarantor shall use its best efforts to remain a "foreign private issuer" as defined in Rule 405 under the Securities Act until the later of the completion of the distribution of the Securities and the end of the distribution compliance period (as defined in Regulation S under the Securities Act ("Regulation S").

6. Offering of Securities; Restrictions on Transfer.

     (a) The Manager represents and warrants that, prior to the end of the distribution compliance period (as defined below), it will solicit offers for these Securities only from, and will offer such Securities only to, persons that it reasonably believes to be persons other than U.S. persons in reliance upon Regulation S under the Securities Act that, in each case, in purchasing such Securities are deemed to have represented and agreed as provided in the Memorandum under the caption "Subscription and Sale".

     (b) The Manager represents, warrants, and agrees that:

          (i) the Manager understands that no action has been or will be taken in any jurisdiction by the Company or the Guarantor that would permit a public offering of the Securities, or possession or distribution of the Memorandum or any other offering or publicity material relating to the Securities, in any country or jurisdiction where action for that purpose is required;

          (ii) the Securities have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in accordance with Regulation S under the Securities Act or pursuant to another exemption from the registration requirements of the Securities Act;

          (iii) the Manager has offered the Securities and will offer and sell the Securities (A) as part of its distribution at any time and (B) otherwise until 40 days after the later of the commencement of the offering and the Closing Date (the "Distribution Compliance Period"), only in accordance with Rule 903 of Regulation S; accordingly, neither the Manager, its Affiliates nor any persons acting on its behalf have engaged or will engage in any directed selling efforts (within the meaning of Regulation S) with respect to the Securities, and the Manager, its Affiliates and any such persons have complied and will comply with the offering restrictions requirement of Regulation S;

          (iv) the Manager agrees that, at or prior to confirmation of sales of the Securities, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Securities from it during the restricted period a confirmation or notice to substantially the following effect:

          "The securities covered hereby have not been registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered and sold within the United States or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the closing date, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meaning given to them by Regulation S."

     Terms used above in this Section 6(b) have the meanings given to them by Regulation S.

          (v) the Manager (A) has not offered or sold and will not offer or sell any Securities to persons in the United Kingdom prior to Admission of the Securities to the Official List of the U.K. Listing Authority in accordance with Part VI of FSMA except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (B) has complied and will comply with all applicable provisions of the FSMA with respect of anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom; and (C) will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of the Securities in circumstances in which section 21(1) of the FSMA does not apply to the Company or the Guarantor;

          (vi) the Manager understands that the Securities have not been and will not be registered under the Securities and Exchange Law of Japan, and represents that it has not offered or sold, and agrees not to offer or sell, directly or indirectly, any Securities in Japan or for the account of any resident thereof except pursuant to any exemption from the registration requirements of the Securities and Exchange Law of Japan and otherwise in compliance with applicable provisions of Japanese law;

          (vii) the Manager represents that it has not offered or sold, and agrees not to offer or sell, the Securities in Belgium by means of a public offer under Belgian law and that such offers and sales will only be made in Belgium according to articles 1 and 2 of the Royal Decree of 7th July, 1999 or to persons who subscribe to a minimum of euro 250,000 each, or to institutional investors acting for their own account and listed in article 3, 2 of the Royal Decree of 7th July, 1999; and

          (viii) the Manager represents that it has not offered, transferred or sold, and will not offer, transfer or sell, the Securities whether directly or indirectly to any individual or legal entity in the Netherlands, other than to individuals or legal entities who or which trade in or invest in securities in the conduct of a professional trade (which includes banks, brokers, dealers, insurance companies, pension funds, other institutional investors and commercial enterprises which regularly, as an ancillary activity, invest in securities).

          (ix) the Manager has represented and agreed that, save in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1963 (as amended) of Ireland, (the "1963 Act")it has not offered or sold and will not offer or sell the Securities in Ireland by means of any document prior to application for listing of the Securities on the Irish Stock Exchange having being made and the Irish Stock Exchange having approved the relevant listing particulars in respect thereof in accordance with the 1984 Regulations and thereafter no offer or sale will be made by means of any document other than:

               (A) the Offering Circular; and/or

               (B) a form of application which indicates where the Offering Circular can be obtained or inspected.

          The Manager has represented that it has complied with and will comply with all applicable provisions of the 1963 Act and the 1984 Regulations with respect to anything done by it in relation to the Notes in, from or otherwise involving Ireland.

          The Manager has also represented that in relation to anything done by it in Ireland it will operate in accordance with the provisions of the Investment Intermediaries Act, 1995 of Ireland (as amended) including, without limitation, Sections 9, 23 (including any advertising restrictions made thereunder) and Section 57 (including any codes of conduct issued thereunder) thereof.

7. Indemnity.

     (a) The Company and the Guarantor agree, jointly and severally, to indemnify, defend and hold harmless the Manager, each person, if any, who controls the Manager within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and each affiliate of the Manager within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by or arising out of or in connection with (i) any untrue statement or alleged untrue statement of a material fact contained in the Memorandum (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), or any omission or alleged omission to state therein a material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to the Manager furnished to the Company in writing by you expressly for use therein or (ii) any breach by the Company or the Guarantor of any of their respective representations, warranties and undertakings in this Agreement.

     (b) The Manager agrees to indemnify and hold harmless the Company, the Guarantor, their respective directors and officers and each person, if any, who controls the Company or the Guarantor within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company and the Guarantor to the Manager, but only with reference to information relating to the Manager furnished to the Company and the Guarantor by you in writing expressly for use in the Memorandum or any amendments or supplements thereto.

     (c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 7(a) or 7(b), such person (the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing and the indemnifying party shall be entitled to participate therein and, at its election, to assume the defense thereof (except in connection with any proceeding described in the next succeeding sentence) and shall, upon request of the indemnified party, retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to one local counsel in each jurisdiction) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by you, in the case of parties indemnified pursuant to Section 7(a), and by the Guarantor, in the case of parties indemnified pursuant to Section 7(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

     (d) The indemnity and contribution provisions contained in this Section 7 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of the Manager, any person controlling the Manager or any affiliate of the Manager or by or on behalf of the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Securities.

8. Termination. The Manager may terminate this Agreement by notice to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the London Stock Exchange, the Irish Stock Exchange, (ii) trading of any securities of the Guarantor shall have been suspended on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States, the United Kingdom or Ireland shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by United States Federal, New York State, United Kingdom or Irish authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Securities on the terms and in the manner contemplated in the Memorandum.

9. Stabilisation. Each of the Company and the Guarantor confirms that you may, to the extent permitted by applicable law and regulations, over-allot and effect transactions on any stock exchange, in any over-the-counter market, including with respect to American Depositary Receipts representing ordinary shares of the Guarantor, or otherwise in connection with the issue and distribution of the Securities with a view to supporting the market price of the Securities or the Underlying Securities at levels higher than those which might otherwise prevail in the open market but in doing so you will be deemed to act as principal and not as an agent of the Company or the Guarantor. Neither the Company nor the Guarantor will as a result of any action taken by the Manager, under this
Section 9 be obliged to issue Securities in excess of the aggregate amount of Securities to be issued under this Agreement, nor shall the Company or the Guarantor be liable for any loss, or entitled to any profit, arising from any excess offers or stabilisation. Each of the Company and the Guarantor confirms that it has been informed of the existence of the informational guidance published by the Financial Services Authority on stabilisation.

10. If this Agreement shall be terminated by the Manager because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement, the Company will reimburse the Manager for all out-of-pocket expenses (including the fees and disbursements of their counsel) reasonably incurred by the Manager in connection with this Agreement or the offering contemplated hereunder.

11. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

12. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of England and Wales.

13. Submission to Jurisdiction; Appointment of Agent for service; Waiver of Immunity. To the fullest extent permitted by applicable law, each of the Company and the Guarantor irrevocably submits to the non-exclusive jurisdiction of the courts of England in any suit or proceeding based on or arising under this Agreement, and irrevocably agree that all claims in respect of such suit or proceeding may be determined in any such court.

     Each of the Company and the Guarantor, to the fullest extent permitted by applicable law, (i) irrevocably and fully waives the defense of an inconvenient forum to the maintenance of such suit or proceeding and (ii) irrevocably

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

designates and appoints Elan Pharma Limited, Abel Smith House, Gunnels Wood Road, Stevenage, Hertfordshire SG1 2FG, as its authorized agent (the "Authorized Agent") upon whom process may be served in any such suit or proceeding. In the event that such person is unable to serve as the Authorized Agent for any reason, each of the Company and the Guarantor hereby agrees to maintain the uninterrupted designation of an Authorized Agent upon whom process may be served in any such suit or proceeding and agrees to notify you of the name and address of any such future Authorized Agent. Each of the Company and the Guarantor, to the fullest extent permitted by applicable law, hereby irrevocably authorizes and directs the Authorized Agent to accept such service. Each of the Company and the Guarantor further agrees that service of process upon the Authorized Agent and written notice of said service to the Company or the Guarantor mailed by first class mail or delivered to the Authorized Agent shall be deemed in every respect effective service of process upon the Company or the Guarantor, as the case may be, in any such suit or proceeding. Nothing herein shall affect the right of any person to service process in any other manner permitted by law.

     Each of the Company and Guarantor agrees that a final action in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other lawful manner. Notwithstanding the foregoing, any action against the Company or the Guarantor arising out of or based on this Agreement or the transactions contemplated hereby may also be instituted by you, your officers and employees or any person who controls you or is affiliated with you within the meaning of the Securities Act in any competent court in Ireland and each of the Company and the Guarantor expressly accepts the jurisdiction of any such court in any such action.

     Each of the Company and the Guarantor hereby irrevocably waives, to the extent permitted by law, any immunity to jurisdiction to which they may otherwise be entitled (including, without limitation, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against them arising out of or based on this Agreement or the transactions contemplated hereby.

     The provisions of this Section 13 are intended to be effective upon the execution of this Agreement without the further action by the Company, the Guarantor or the Manager and the introduction of a true copy of this Agreement into evidence shall be conclusive and final evidence as to such matters.

14. Currency Indemnity. To the fullest extent permitted by law, the obligations of the Company or the Guarantor in respect of any amount due under this Agreement will, notwithstanding any payment in any other currency (whether pursuant to a judgment or otherwise), be discharged only to the extent of the amount in the currency in which such obligation was originally asserted (the

"relevant currency") that the party entitled to receive such payment may, in accordance with its normal procedures, purchase with any sum paid in any other currency (after any premium and costs of exchange) on the business day immediately following the day on which such party receives such payment. If the amount in the relevant currency that may be so purchased for any reason falls short of the amount originally due, the Company or the Guarantor will, to the fullest extent permitted by law, pay such additional amounts, in the relevant currency, as may be necessary to compensate for the shortfall. Any obligations of the Company or the Guarantor not discharged by such payment will, to the fullest extent permitted by law, be due as a separate and independent obligation and, until discharged as provided herein, will continue in full force and effect.

15. Rights of Third Parties. With the exception of the indemnified parties identified in Section 7 hereof with respect to the rights described therein, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

16. Severability. If any term, provision, covenant or restriction of this Agreement is held to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, and the parties hereto shall use their best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction, it being intended that all of the rights and privileges of the parties shall be enforceable to the fullest extent permitted by law.

17. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly given if delivered, mailed or transmitted by any standard form of telecommunication. Notices to the Manager and the Company and Guarantor shall be directed to the addresses specified below.

To the Company:
                  Elan Capital Corp., Ltd.
                  102 St. James Court
                  Flatts Smiths
                  Bermuda FL-04
                  Attn: President

         With a copy to:
                  Cahill Gordon & Reindel LLP
                  Eighty Pine Street
                  New York, NY 10005-1702
                  Attn: Christopher T. Cox, Esq.

         And with a copy to the Guarantor as its address set forth below

To the Guarantor:
                  Elan Corporation, plc
                  Lincoln House, Lincoln Place
                  Dublin 2, Ireland
                  Attention: Chief Financial Officer

         With a copy to:
                  Cahill Gordon & Reindel LLP
                  Eighty Pine Street
                  New York, NY 10005-1702
                  Attn: Christopher T. Cox, Esq.

To the Manager:
                  Morgan Stanley & Co. International Limited
                  25 Cabot Square
                  Canary Wharf
                  London E14 4QA
                  United Kingdom
                  Attention: Head of Equity Capital Markets

         With a copy to:
                  Cleary, Gottlieb, Steen & Hamilton
                  City Place House
                  55 Basinghall Street
                  London EC2V 5EH

18. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.

                      Very truly yours,

                      Elan Capital Corp., Ltd.



                      By:                   /s/ Shane Cooke
                                            ------------------------------------
                      Name:                 Shane Cooke
                      Title:                Director

                      ELAN CORPORATION, PLC



                      By:                   /s/ Kelly Martin
                                            ------------------------------------
                      Name:                 Kelly Martin
                      Title:                Director

Accepted as of the date hereof

Morgan Stanley & Co. International Limited




By:     /s/ Hugh S. Macdonald
        ------------------------------
Name:   Hugh Macdonald
Title:  Vice President